Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 3, 2014

VIA EDGAR

Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Mr. Stephen Krikorian, Accounting Branch Chief

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited

Response to the Staff’s Comment Letter Dated June 30, 2014

CIK No. 0001600527

Dear Ms. Mills-Apenteng, Mr. Kim, Mr. Krikorian and Ms. Walsh:

On behalf of our client, iDreamSky Technology Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 30, 2014. Concurrently with

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing        Chicago        Houston         London        Los Angeles        Munich        New York        Palo Alto        San Francisco        Shanghai        Washington, D.C.

July 3, 2014 Page 2

the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission on July 3, 2014. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around July 24, 2014, and commence the roadshow for the proposed offering no earlier than 21 days after the date hereof. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

The Registration Statement has been marked to show changes to the draft Registration Statement confidentially submitted to the Commission on June 16, 2014.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s recent developments, most notably a 1-to-10 share split, since the Company submitted the draft Registration Statement on June 16, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

1.	Your Management’s Discussion and Analysis should address the reasonably expected impact of currently known trends on your liquidity, capital resources and/or results of operations. For example, you indicate on page 87 that, since January 1, 2014, you have begun to also publish self-developed and acquired mobile games. In addition, we note from your disclosure on page 84 that the number of mid- and hardcore games in your portfolio has declined from 28 to 20 and, from your disclosure on page 120, that the number of games you expect to launch in 2014 has declined from 76 to 20. Revise to quantify the reasonably expected impact of the introduction of self-developed and acquired games and the decrease in the number of games. Alternatively, tell us where you have addressed these trends.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 18, 21, 83-85, 118, 123 and 127 to discuss the impact of the introduction of self-developed and acquired games on the Company’s business operations and financial condition. The Company also submits that it does not believe that the introduction of the self-developed and acquired game operation has had a material impact on the Company’s liquidity or its capital resources because the Company only has three self-developed and acquired games and capital expenditures for developing and acquiring such games are not likely to be a substantial amount.

July 3, 2014 Page 3

Additionally, the Company has revised the disclosure on pages 84 and 85 to discuss the impact of the decrease in its number of mid- and hardcore games on its revenue, ARPPU, average MAUs and average MPUs. The Company submits that it does not believe that such decrease has had a material impact on the Company’s results of operations because the decrease was due to the fact that the Company has retired games that were at the end of their life cycles and that it has diverted more resources to games under licensing agreements that are more commercially favorable to the Company.

The Company further submits that the decrease in the number of games it expects to launch in 2014 from 76, as previously disclosed, to over 20, is due to the fact that the Company has a pipeline of games in various stages and, at the time of the Company’s initial submission on April 11, 2014, the Company had 76 games in its pipeline that were in various stages of sourcing, redesigning and porting stages. After internal considerations, the Company has decided that only 21 games will be launched in the second half of 2014. In addition, the Company has launched 12 games in the first half of 2014. In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Description of Certain Statement of Operations Items

Revenues, page 84

2.	You indicate that the number of mid- and hardcore games you operated has declined from 28 as of December 31, 2013 to 20 as of March 31, 2014. Revise to disclose the impact that the decrease in the quantity of games operated had on the change in revenue and key metrics, including ARPPU.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 to discuss the impact of the decrease in the number of mid- and hardcore games on revenue, ARPPU, average MAUs and average MPUs.

July 3, 2014 Page 4

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

Revenues

Game revenues, page 98

3.	You indicate in response to prior comment 5 that, as a result of new arrangements in the quarter ended March 31, 2014, game revenues for the period include different presentation and recognition than the prior periods. We also note your disclosure on page F-67 of the amount of revenue presented on a gross basis for third-party games and from self-developed and acquired games. Revise your analysis of the change in game revenues to discuss and quantify the impact of this new presentation and recognition on revenue and key metrics.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 through 85.

Business

License Acquisition, page 125

4.	We note your response to prior comment 2 regarding the range of the percentage of gross billings you receive pursuant to your revenue sharing agreements with developers. Please tell us the basis for your belief that your revenue sharing arrangements are in line with industry practice, which you describe on page 114 as ranging from 75% to 85% of gross billings for publishers. Further, please tell us what portion of your revenue sharing arrangements deviates from these industry norms and revise your disclosure to provide a quantitative and/or qualitative description of the extent to which these arrangements vary from the industry practices you have outlined. We may have further comment.

The Company submits that, as an initial matter, it is important to note that the revenue sharing percentages prescribed under the Company’s game licensing agreements are calculated using what is referred to as “Net Revenues” under these agreements, whereas the revenue sharing percentages presented on page 115, as norms for industry practice are calculated using the gross billings generated from the games. “Net Revenue” for a game, as defined under the game licensing agreements, is equal to gross billings for the game minus payment processing fees, distribution channel fees and taxes (together, the “Publisher Deductions”).

The portion of the gross billings that is paid to game developers (the “Developer Revenue”) is equal to total gross billings, minus the Publisher Deductions, and then multiplied by the revenue sharing percentage prescribed under the relevant game

July 3, 2014 Page 5

licensing agreements. The Company has reviewed its game licensing agreements and confirms that the Developer Revenue pursuant to each of the Company’s revenue sharing agreements underlying more than 90% of the Company’s revenue during 2013 and the first quarter of 2014, respectively, taking into account the range of applicable Publisher Deductions depending on the types of payment processing channels and distribution channels involved, is within the range of 15% to 25% of gross billings, in line with industry practice.

The Company respectfully submits the fact that certain of the Company’s game licensing arrangements underlying the remaining portion of the Company’s revenue during 2013 and the first quarter of 2014 are not within the range of industry practice is not contrary to the Company’s statements that “we and our game developer partners typically adopt a revenue sharing arrangement in line with industry practice” and “we are typically required to pay a licensing fee to the game developers and we adopt a revenue sharing arrangement with them in line with industry practice.”

The Company further clarifies that the Publisher Deductions are paid out of the 75% to 85% of gross billings remaining after revenue sharing with the game developers. As disclosed on pages 89, F-21 and F-64, in cases where the Company distributes the games through its proprietary distribution channels, the Company: (i) does not pay third-party distribution channel fees and (ii) deducts a credit allowable for games that were downloaded through its proprietary distribution channel in calculating the “Net Revenue” available for sharing under the game licensing agreements.

5.	On pages 87, 126 and F-67, you reference a change in your business model such that you develop and acquire games to distribute on your own behalf. As it appears that you generate material revenues from these games, please revise to expand your disclosure in your prospectus summary, management’s discussion and analysis and business sections, as applicable, to discuss these new businesses or revenue streams in adequate detail. For example, please provide the following disclosures:

•	the percentage of your revenues derived from the games you develop and acquire;

•	whether this business affects your relationships with developers;

•	a description of these games to the extent material; and

•	the material terms of the agreements to acquire these games.

In addition, tell us in your response how you considered whether to file material agreements related to game acquisitions. Refer to Item 601(b)(10) of Regulation S-K.

July 3, 2014 Page 6

The Company submits that it has revised the disclosure on page 84 to provide the percentage of its revenue derived from the games it developed and acquired during the relevant periods. The Company has also revised the disclosure on page 127 to provide further details with respect to the self-developed and acquired game operations, the material terms of the game acquisition agreement, as well as the type of the self-developed and acquired games.

With respect to the Staff’s comment whether the Company’s self-developed and acquired game operations affect its relationships with game developers, the Company submits that it believes that such operations would not have a material impact on its relationships with game developers, because:

•	the game licensing agreements between the Company and the game developers do not prohibit the Company from developing games or acquiring games from other third parties;

•	the purpose of developing and acquiring games is to obtain and/or license games on commercially favorable terms, and not with a view to build up the Company’s own game development capabilities to compete with game developers in the future; and

•	the Company believes that it has become the partner of choice for game developers looking to launch mobile games in China because of the compelling value that the Company’s one-stop publishing solution brings to the game developers, which will continue to be the Company’s focus.

With respect to the Staff’s comment that whether the Company considers the game acquisition agreement for the acquired game that the Company currently operates a material contract under Item 601(b)(10) of Regulation S-K, the Company submits that it does not believe that the acquired game, launched in the first quarter of 2014, is a material game upon which the Company is substantially dependent during 2014, especially when the Company has launched over 10 games in the first half of 2014 and plans to launch over 20 games in the second half of 2014. Furthermore, the acquisition consideration that the Company paid under the agreement was an immaterial amount. For the above reasons, the Company determines that the game acquisition agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

*        *        *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at

July 3, 2014 Page 7

PricewaterhouseCoopers Zhong Tian LLP, Tommy Cheung at tommy.cheung@cn.pwc.com, +86-755-8261-8001, the audit partner at PricewaterhouseCoopers Zhong Tian LLP, Y K Tong at y.k.tong@cn.pwc.com, +86-755-8261-8021, or the capital markets partner at PricewaterhouseCoopers Zhong Tian LLP, Laura Butler at laura.butler@cn.pwc.com, +86-10-6533-2363. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosures

cc:	Michael Xiangyu Chen, Chairman and Chief Executive Officer, iDreamSky Technology Limited

Jun Zou, Chief Financial Officer, iDreamSky Technology Limited

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Tommy Cheung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Y K Tong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP